Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors
Columbia Laboratories Inc.

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 15, 2007 relating to our audits of the consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006,which includes an explanatory paragraph stating that we did not audit the adjustments relating to the correction of errors, and the financial statement schedule, which are included in the Annual Report on Form 10-K of Columbia Laboratories, Inc. for the year  ended December 31, 2007.

GOLDSTEIN GOLUB KESSLER LLP

New York, New York

June 24, 2008